CONFIDENTIAL VERSION

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Lincoln Financial Distributors, Inc.
Year Ended December 31, 2022
With Duly Authorized Officer Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-13431

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Financial Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 N. Radnor - Chester Road
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carl R. Pawsat	(606) 407-3406	carl.pawsat@lfg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl Pawsat, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lincoln Financial Distributors, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: VP, Corporate FP&A & Financial and Operations Principal

[signature]
Notary Public

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
7/2/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lincoln Financial Distributors, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2022

Contents

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2022

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.



Dated: February 27, 2023   _____

Name: Carl R. Pawsat
Title: VP, Financial and Operations Principal

<p style="text-align:center">Lincoln Financial Distributors, Inc.</p>

<p style="text-align:center">Statement of Financial Condition
(in thousands)</p>

		Year Ended December 31, 2022
Assets		
Cash and invested cash	$	3,665
Commissions and fees receivable		26,546
Due from affiliates		9
Other assets		958
Total assets	$	31,178
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliates	$	26,542
Other liabilities		60
Total liabilities		26,602
Stockholder's equity:		
Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding		200
Additional paid-in capital		12,632
Accumulated deficit		(8,256)
Total stockholder's equity		4,576
Total liabilities and stockholder's equity	$	31,178

See accompanying notes.


Lincoln Financial Distributors, Inc.

Statements of Income
(in thousands)


	Year Ended December 31, 2022
Revenues:	
Commissions and fees from third parties	$ 320,645
Commissions and fees from affiliates	1,180,230
Interest	27
Total revenues	1,500,902
Expenses:	
Commissions and agency expenses	320,645
Service charges from affiliates	1,180,230
Total expenses	1,500,875
Income before income tax expense	27
Income tax expense	36
Net income	$ (9)

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Changes in Stockholder's Equity
(in thousands)

	Year Ended December 31, 2022
Common stock:	
Balance as of beginning and end of year	$ 200
Additional paid-in capital:	
Balance as of beginning and end of year	12,632
Accumulated deficit:	
Balance as of beginning of year	(8,247)
Net loss	(9)
Balance as of end of year	(8,256)
Total stockholder's equity as of end of year	$ 4,576

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2022
Cash flows from operating activities	
Net income	$ (9)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Change in commissions and fees receivable	6,622
Change in due from affiliates	162
Change in other assets	(395)
Change in due to affiliates	(6,602)
Change in other liabilities	(17)
Net cash provided by (used in) operating activities	(239)
Net decrease in cash and invested cash	(239)
Cash and invested cash as of beginning of year	3,904
Cash and invested cash as of end of year	$ 3,665
Supplemental disclosure of cash flow information	
Income tax paid	$ 23

See accompanying notes.

Lincoln Financial Distributors, Inc.

Notes to Financial Statements
(in thousands)

December 31, 2022

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which are summarized below, significantly affect the determination of financial position, results of operations and cash flows. Additionally, uncertainties, including those associated with the COVID-19 pandemic, may impact our estimates and the determination of financial condition, results of operations and cash flows.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's financial position being significantly different from those that would have been obtained if the Company were autonomous.

The Company operates in one reportable segment given the similarities of all the products and services provided.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

Lincoln Financial Distributors, Inc.

Notes to Financial Statements (continued)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Commission and Fee Revenue and Expense

LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of LNL and Lincoln Life & Annuity Company of New York ("LLANY"). We recognize all commission and fee revenue and corresponding commission expense for the distribution of these products. The selling costs related to the distribution of these products are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf.

LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for distributing the underlying mutual funds. These 12b-1 fees are passed on to LNL to offset wholesale distribution expenses incurred on LFD's behalf. The 12b-1 fees received from separate account fund sponsors amounted to $320,645 in 2022. These fees are included in commissions and fees from third parties to the extent expense is incurred on the Statement of Income. All other commission and fee revenue amounts are received from affiliates.

Given the similarities of the revenue earned, the company categorizes all revenue in one source: distribution and wholesaling revenue. See Note 2 for more information on revenue recognized from contracts with customers.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standards

All new Accounting Standards Updates issued by the Financial Accounting Standards Board ("FASB") were assessed and determined to be either not applicable or insignificant in presentation or amount.

2. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution and Wholesaling Revenue

Commission revenue primarily represents revenues generated for the distribution of affiliated variable insurance products Commission revenue transactions are recorded on a trade-date basis as performance obligations are met and satisfied when the underlying customer asset or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The commission revenue primarily consists of both sales-based commission revenue and trailing commission revenue recognized at a point in time and over time, respectively. The transaction price calculation for sales-based commission revenue is usually defined in the contract or prospectus and is based on a percentage of sales or assets or some combination of both. The transaction price calculation for trailing commission revenue is based on a contractual percentage of the market value of customer asset holdings at the end of a contractually defined measurement period. The sales-based and trailing commission revenues were $447,493 and $1,053,382 for the year ended December 31, 2022.

3. Income Taxes

LFD had current federal income tax expense of $36, and a current tax liability of $13. LFD had no deferred federal income tax expense, and no deferred tax liability. LFD had no uncertain tax positions for year ended December 31, 2022.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. With few exceptions for limited scope review, the Company is no longer subject to U.S. federal examinations for years before 2019. In the first quarter 2021 the Internal Revenue Service (IRS) commenced an examination of the Company's refund claims for 2014 and 2015 that is anticipated to be completed by the end of 2023.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the year ended December 31, 2022, we recognized no interest and penalty related to uncertain tax positions. There was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2022.

4. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers and registered investment advisers. While LFD is involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial condition.

6. Net Capital Requirements

LFD operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250.

	December 31, 2022
Minimum net capital requirement	$ 250
Net capital	3,555
Excess net capital	$ 3,305

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Distributors, Inc.

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2022

Computation of net capital

Stockholder's equity	$	4,576
Less non-allowable assets:		
Due from affiliates		9
Other assets		958
Total non-allowable assets		967
Net capital before haircuts on securities positions		3,609
Haircuts on securities:		
Money Market		54
Net Capital		3,555

Computation of alternate net capital requirements

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	$	-
Greater of $250 or 2% of combined aggregate debit items	$	250
Excess net capital	$	3,305
Excess net capital at 120% of minimum net capital requirement	$	3,255

No material differences exist between the financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2022.

Lincoln Financial Distributors, Inc.

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2022

Lincoln Financial Distributors, Inc. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.

Lincoln Financial Distributors, Inc.

Schedule III – Statement Regarding Information Relating to Possessions or Control of
Securities Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2022

Lincoln Financial Distributors, Inc. did not maintain possession or control of any customer funds or securities and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.